

Mail Stop 3010

September 16, 2009

VIA USMAIL and FAX (410) 413-2570

Mr. Gregory T. Donovan
Chief Financial Officer, Campbell & Company, Inc. Managing Operator
The Campbell Fund Trust
2850 Quarry Lake Drive
Baltimore, Maryland 21209

> **Re:** **The Campbell Fund Trust**
> **File No. 000-50264**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the three months ended March 31, 2009**
> **Form 10-Q for the three and six months ended June 30, 2009**

Dear Mr. Gregory Donovan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 1. Business, page 1

1. Please provide us with more details about the trading activities and focus of your advisor as this information appears to be important in understanding your operations. Please tell whether your trading system is discretionary or systematic and whether there have been any changes in your trading system over the past year. Confirm that you will provide similar disclosure in your future filings.

2.   Please tell us the allocation by sector of total trust assets as of the end of the fiscal year. Confirm that you will include similar disclosure in future filings.

3.   In future filings, please expand your disclosure to describe in greater detail the regulatory provisions applicable to your business. Please discuss any position limits that the CFTC may impose on energy commodities. In addition, please include any related risk factors in the risk factors section. Please tell us how you intend to comply.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies, page 15

4.   We note the SFAS 157 disclosure within Note 1 includes discussion of the various valuation techniques used to determine the fair values reported in your financial statements. Please consider expanding your disclosure in future filings to include a discussion of how you validate the techniques and models used. Also include any other relevant information suggested in the Sample Letter Sent to Public Companies on MD&A Disclosure Regarding the Application of SFAS 157 dated March 2008.

Capital Resources, page 16

5.   Please explain how redemptions are funded. Clarify how the trust obtains the cash needed for redemption payments and, to the extent the trust liquidates positions to fund redemptions, please explain how the trust decides which positions to liquidate. Confirm that you will provide similar disclosure in future filings.

Liquidity, page 16

6.   Please tell us whether you have been subject to margin calls. If so, quantify the amount of such margin calls in your most recent three fiscal years and confirm that you will provide similar disclosure, as applicable, in your future filings.

Results of Operations, page 16

7.   Please provide us with a discussion of the fees accrued and paid during the disclosed periods. Similar disclosure should be provided in future filings.

Item 11. Executive Compensation, page 34

8.   We noted that you pay a performance fee of 20% of the aggregate cumulative
        appreciation in Net Asset Value per unit at the end of each calendar quarter.
        Please provide further details regarding the calculation of this performance fee,
        such as if it is subject to any hurdles, high-water marks or clawbacks. Please also
        disclose when and how both the management fee and the performance fee get
        paid. Please provide this disclosure in future filings and tell us how you plan to
        comply.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
Shareholder Maters, page 34

9.   In future filings, please provide the disclosure called for by Item 403 of
        Regulation S-K.

Item 13. Certain Relationships and Related Transactions, page 34

10.   Please provide the disclosure called for by Item 404 of Regulation S-K or explain
        to us why you believe that it does not apply to you. Please provide this disclosure
        in future filings and tell us how you plan to comply.

Signatures, page 36

11.   For those signatures signed on behalf of the registrant by persons in their
        individual capacities, please advise us whether these persons served in such
        capacities for the registrant or Campbell & Company, Inc. Please include this
        disclosure in future filings. In addition, please confirm that Gregory T. Donovan
        is also your principal accounting officer or controller.

Financial Statements and Notes

Note 6 – Subscriptions, Distributions and Redemptions, page 53

12.   We note on page 51 that effective August 31, 2008, you began issuing Series A,
        Series B and Series W units. Please describe the differences, if any, between the
        Series.

13.   We note that all of your units may be redeemed subject to certain restrictions.
        Please describe the restrictions on the redemption provisions. Additionally,
        confirm that in future filings you will label the units on your Statement of
        Financial Conditions as redeemable.

Exhibit 31.1 and 31.2

14.   We note that your certifications were not filed in the <u>exact</u> form as outlined in Item 601(B)(31) of Regulation S-K. Specifically we note that the identification of the certifying individual at the beginning of the certification also includes the title of the certifying individual and you added the phrase "and financial highlights" to paragraph 3. Please confirm that you will revise these certifications in future filings to comply with the exact requirements of Item 601(b)(31) of Regulation S-K.

<u>FORM 10-Q FOR THE SIX MONTHS ENDED JUNE 30, 2009</u>

<u>Exhibits 31.1 and 31.2</u>

15.   We note that your certifications were not filed in the <u>exact</u> form as outlined in Item 601(B)(31) of Regulation S-K. Specifically we note that you replaced the phrase "quarterly report on Form 10-Q with "annual report on Form 10-Q" in paragraph 1 and you added the phrase "and financial highlights" to paragraph 3. Please amend your quarterly report to file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 with any other questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant